September 5, 2014

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:          Comment Letter dated August 22, 2014

                Braskem S.A.

                Form 20-F for Fiscal Year Ended December 31, 2013

                Filed April 14, 2014

                File No. 1-14862

Dear Mr. Cash:

By letter dated August 22, 2014, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 14, 2014 (the “2013 Form 20-F”) by Braskem S.A. (the “Company”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.  All page numbers refer to the 2013 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2013

General

1.       We note your disclosure indicating that you operate one salt mine in Brazil. Please quantify the total asset value of all mining and processing facilities and tell us if you have considered additional disclosure pursuant to the provisions in Industry Guide 7.

The Company advises the Staff that the book value of the mining and processing facilities related to its salt mining operations as of December 31, 2013 was R$32.7 million, representing 0.07% of the Company’s total consolidated assets and 0.13% of the Company’s consolidated property, plant and equipment. The Company has reviewed Industry Guide 7 and advises the Staff that the Company does not believe its salt mining operations constitute “significant” mining operations within the meaning of Industry Guide 7. The Company is a vertically integrated producer of thermoplastic resins and derives its revenues from the sale of petrochemical and thermoplastic products. Although the Company owns and operates a salt mine which is vertically integrated as part of its polyvinyl chloride, or PVC, production operations, these mining activities are incidental to its business and merely serve as a method for obtaining a raw material for use in the Company’s commercial operations (i.e., the manufacture and sale of petrochemical products, such as chlorine, caustic soda and PVC).

The raw materials represented by the Company’s salt mining operations are not sold to external customers and, consequently, the Company does not generate direct revenue from these salt mining operations. As described on pages 18 and 36 of the Company’s 2013 Form 20-F, for the year ended December 31, 2013, salt accounted for 0.4% of its vinyls unit’s cost of sales, and its vinyls unit accounted for 4.9% of the net sales revenue of all reportable segments. Accordingly, the Company respectfully submits to the Staff that it believes that Industry Guide 7 is presently inapplicable to its filings with the Securities and Exchange Commission. In addition, the Company believes the additional detail concerning its salt mining operations provided for in Industry Guide 7 would be of little value to investors in the Company’s securities. If, in the future, the Company changes its strategy related to salt mining operations and these operations become a revenue generation business, the Company will include information as required by Industry Guide 7 in its future filings.

Item 5. Operating and Financial Review and Prospects, page 54

Results of Operations, page 68

2.       We note your disclosure that the decline in financial expenses during the year ended December 31, 2013 was primarily the result of your designation, on May 1, 2013, of part of your dollar-denominated liabilities as a hedge for future exports. Please provide us the following additional information regarding your designation and accounting:

•         More fully explain why you designated part of your dollar-denominated liabilities as a hedge for future exports on May 1, 2013;

The Company advises the Staff that the Company’s Financial Policy addresses the management of foreign exchange risk, recognizing that its revenue is exposed to fluctuations in the reais-U.S. dollar exchange rate, and therefore, the Company’s Financial Policy requires at least 50% of its net financial liabilities to be denominated in U.S. dollars.

In order to mitigate the exchange rate risk related to future exports (which are denominated primarily in U.S. dollars) and maintain compliance with its Financial Policy, the Company maintains most of its liabilities in foreign currency (primarily U.S. dollars). As of May 1, 2013, the date on which the Company designated part of its dollar-denominated liabilities as the hedging instrument, the Company had approximately US$8.5 billion of foreign currency denominated debt and only approximately US$902 million in foreign currency denominated assets (cash and trade account receivables), resulting in a short U.S. dollar exposure of US$7.5 billion. Taking into consideration that the Company’s functional currency is the real, although the short U.S. dollar exposure provides an exchange rate risk hedge to the future exports, this was not reflected in the Company’s financial statements as the effects of the currency translation on the U.S. dollars denominated financial liabilities are reflected in the Company’s income statement immediately whereas future exports are only reflected in the income statement when the sale is actually realized. As a result of the Company’s hedge accounting treatment, in which the Company’s U.S. dollar denominated liabilities were designated as the hedging instrument against future exports, exchange rate fluctuations are reflected simultaneously when the sale occurs, which provides a better representation of how the short U.S. dollar exposure provides an exchange rate risk hedge for the future exports. Therefore, in order to provide a more meaningful representation of its actual exposure to exchange rate risk in its financial statements, the Company adopted the hedge accounting treatment on May 1, 2013, with a reduction of approximately US$ 6.8 billion in the exposure presented in the financial statements.

•         Explain how you determined your designation complies with the provisions of IAS 39.88;

To ensure that the designation would comply with the provisions of IAS 39.88, the Company formally designated the hedging mechanisms through the initial documentation of the hedge, which was performed at inception of the hedge designation. The initial documentation of the hedge outlined the following:

o    The risk management objective and strategy to adopt the hedging relationship between the hedging instruments and the hedged items.

o    The manner in which financial liabilities denominated in U.S. dollars (i.e., the hedging instruments) reduce the Company’s exchange rate risk resulting from U.S. dollar denominated exports.

o    Prospective and retrospective effectiveness calculation methodologies, as described below, and the results of these calculations at the time of initial designation, demonstrating that the hedging mechanism was highly effective.

o    Reasons why the forecasted exports were determined to be highly probable.

o    Methods for the measurement of the hedged item and the hedging instrument, consisting of (i) the cumulative U.S. dollar offset methodology for measuring retrospective effectiveness, and (ii) the variance reduction test for measuring prospective effectiveness.

o    The Company has determined that hedging effectiveness was to be measured on a quarterly and accumulated basis. This analysis has shown that hedge effectiveness is approximately 100%, proving that the Company’s hedging strategy has been and will continue to be efficient.

•         Tell us how you determined the hedge is “highly effective” and explain how you assess hedge effectiveness, and also, indicate if any amounts have been recognized since your designation;

To ensure that the hedge is highly effective, the Company performs retrospective and prospective effectiveness tests, as presented below:

Retrospective Effectiveness Test:

The retrospective effectiveness test is performed using the “dollar offset” method, in which the hedge is considered effective if the ratio of the cumulative exchange variation of the hedging instrument and the cumulative exchange valuation of the hedged item falls between 80% and 125%.

Prospective Effectiveness Test:

The prospective effectiveness test is designed to determine whether the hedging relationship qualifies for hedge accounting both for the initial designation and for continuity of the relationship. The prospective effectiveness test was conducted at the beginning of the hedge relationship (date of designation) and is performed on a quarterly basis.

As previously discussed, both  retrospective and prospective effectiveness tests results demonstrate that the hedge was fully effective, therefore, no amounts were recognized through profit and loss since the date of the designation of the hedge.

•         More fully explain how you determined your future exports are “highly probable”;

The Company advises the Staff that during the past six fiscal years, 25% of the Company’s revenues were generated from exports. Most of this revenue from exports was denominated in U.S. dollars. Over the past six fiscal years, the Company had annual exports of approximately US$3 billion.

Based on the Company’s business plan and considering its export history, it estimates that its exports will exceed US$4.7 billion annually for fiscal year ending after December 31, 2016. Because the Company’s financial statements are denominated in reais, the U.S. dollar cash flows from exports are exposed to exchange rate variation. Cash flows designated as the hedged item represent approximately 20% to 30% of forecast exports.

The Company understands that the designated forecast exports are a highly probable considering: (1) the Company’s export history; (2) its financial and production capacity; (3) its export forecasts in its business plan; and (4) the small portion of the total forecasted exports (between 20% and 30%) represented by the exports designated for the hedge account.

•         Tell us when the dollar-denominated liabilities are due and tell us the date or time period(s) when the future exports will occur;

The time periods when future exports will occur and the maturities of the Company’s U.S. dollar denominated liabilities can be observed in chart below and are part of the designation documentation.

The Company respectfully submits to the Staff that, as illustrated below, a portion of the designated liabilities has a shorter maturity than its respective export flow. The Company’s hedging strategy allows for the possibility of replacement or rollover, as provided in IAS 39 and documented in the initial designation.

Maturity of the Company’s debt liabilities will be renegotiated or rolled over according to the Company’s needs and in alignment with its refinancing strategy, maintaining an efficient hedge. This ensures that the maturity of the debt liabilities will occur in the same quarter in which the future exports are realized. The Company may also designate a different financial liability in U.S dollars, in the specific case of maturities or pre-payments of the designated liabilities, to ensure all hedged items are covered.

The rollover of the Company’s trade payables occur according to their corresponding maturities. These trade payables, primarily from suppliers of imported naphtha, are used as a hedging instrument, including the replenished trade payables as a result of the rollover. This ensures that the maturity of the trade payables will occur in the same quarter in which the future exports are realized. The Company may also designate a different U.S. dollars denominated financial liability, replacing the originally designated financial liability, in the case of maturities or pre-payments of the designated liabilities in order to maintain the hedged items’ protection, as indicated in technical normative IAS 39.

•         More fully explain when the accumulated gain or loss related to exchange variations on the designated liabilities will be recognized;

Accumulated gains and losses related to changes in designated liabilities shall be recognized in the same quarter of as respective hedged items (forecast exports) are performed. The annual revenue of designated forecast exports is between US$680 million and US$860 million, as presented in the chart below:

Hedging transactions are identified and grouped in the quarter in which they are expected to be performed. Therefore, the recognition of each hedging relationship occurs in the same quarter in which the hedged item is realized.

•         Revise your disclosures on pages 141-142 in future filings to address the impact of your hedge designation on May 1, 2013 on foreign currency exchange rate risk.

The Company advises the Staff that in future filings it will disclose in Item 11 “Quantitative and Qualitative Disclosures About Market Risk–Foreign Currency Exchange Rate Risk” the impact of its hedge designation on foreign currency exchange rate risk. This new disclosure, based on the values to as of December 31, 2014, will be similar to the following:

“Foreign Currency Exchange Rate Risk

Our liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars. To partially offset our risk of any devaluation of the real against the U.S. dollar, we currently maintain available liquid resources denominated in U.S. dollars and may enter into derivative contracts. Additionally, in order to provide a better representation of the actual exchange rate risk related to future exports, we designated part of our dollar-denominated liabilities as the hedging instrument using the hedge accounting treatment on May 1, 2013. We borrow in the international markets to support our operations and investments and we are exposed to market risks from changes in foreign exchange rates and interest rates.

The table below provides information about our significant foreign currency exposures:

Payment Schedule—Breakdown by Currency
As of December 31, 2014 Expected Maturity Date
	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value(1)
(in millions of reais)
Liabilities:
Loans and financings:
Denominated in U.S. dollars	A	A	A	A	A	A	A	A
Accounts Payable Denominated in U.S. dollars	B	B	B	B	B	B	B	B
Hedge Accounting designated liabilities	(C)	(C)	(C)	(C)	(C)	(C)	(C)	(C)
Net Income Statement exposure to U.S. dollars	A+B+C	A+B+C	A+B+C	A+B+C	A+B+C	A+B+C	A+B+C	A+B+C

Assets:
Cash and cash equivalents and other investments:
Denominated in foreign currency	D	D	D	D	D	D	D	D
Total cash and cash equivalents and other investments	D	D	D	D	D	D	D	D
(1) Represents the net present value of the future cash flows from the obligations converted into reais at fair market value as of December 31, 2014.

Our foreign currency exposures give rise to market risks associated with exchange rate movements of the  real against the U.S. dollar. Our foreign currency-denominated liabilities as of December 31, 2014 consisted primarily of U.S. dollar-denominated debt. Our U.S. dollar-denominated debt, including short-term debt and current portion of long-term debt, was R$______ million (US$______ million) as of December 31, 2014 and R$______ million (US$______ million) as of December 31, 2013. This foreign currency exposure is represented by debt in the form of notes, bonds, pre-export finance facilities and working capital loans. Our cash and funds available in U.S. dollars partially protect us against exposure arising from the U.S. dollar-denominated debt. In the same way, the revenues from future exports partially offset this exposure from the U.S. dollar-denominated debt and the hedge accounting treatment was adopted to provide a better representation of our actual exposure.

In the event that the real were to devalue by 10% against the U.S. dollar during 2015 as compared to the real /U.S. dollar exchange rate as of December 31, 2014, our financial expenses indexed to the dollar in 2015 would increase by approximately R$______ million, our other comprehensive income (equity) would increase by approximately R$______ million and our financial income would increase by approximately R$______ million.”

Financial Statements, page F-1

Note 23. Income Tax and Social Contribution, page F-82

3.       Please revise future filings to disclose, here or in critical accounting policies, the amount of taxable income you will be required to generate to fully realize your deferred tax assets.

The Company advises the Staff that in future filings it will disclose in Note 3 “Application of critical accounting practices and judgments” the amount of taxable income that will be needed to fully realize the deferred tax assets.  Such future disclosure, based on the values to be presented as of December 31, 2014, will be similar to the following:

“In compliance with legislation limiting the amount of tax loss carry forwards that can be used yearly to 30% of taxable profit in Brazil for such year and considering the impacts of other of our deferred tax positions, the Company estimates that it will be necessary to generate a taxable profit of approximately R$______ in future years to realize its deferred tax assets presented as of December 31, 2014.”

*    *    *

The Company hereby acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments.  Should you have any additional questions or concerns, please contact Joel Benedito Junior at +55-11-3576-9734, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

By:	/s/ Mario Augusto da Silva
Name:	Mario Augusto da Silva
Title:	Chief Financial Officer
Braskem S.A.

cc:          Dale Welcome

               Anne McConnell

                               Securities and Exchange Commission